                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K
             [ ] Form 10-Q  [ ] Form N-SAR

For Period Ended: January 31, 1998
                  ________________________

                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________

[ Read Instruction (on back page) Before Preparing Form. Please Print or Type  ]
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
Video City, Inc.
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Full Name of Registrant

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Former Name if Applicable
6840 District Boulevard
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Address of Principal Executive Office (Street and Number)
Bakersfield, California 93313
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[X] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                              SEE ATTACHMENT III


                                               (Attach Extra Sheets if Needed)



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PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.
     Timothy J. Denari                   (805)                397-7955
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No

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(3)  Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               See Attachment IV
================================================================================

                               Video City, Inc.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  May 1, 1998                      By  /s/ Timothy J. Denari
    ------------------------------        --------------------------------------
                                               Timothy J. Denari
                                               Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
+------------------------------------------------------------------------------+
                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).



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                                ATTACHMENT III

     Video City, Inc. (the "Company") previously reported that the Company recently acquired five subsidiaries, sold its film library and its related receivables and refinanced the Company's then outstanding debt. The integration of the newly-acquired businesses into the existing operations of the Company and the other recent transactions have required significant management attention and accounting resources which could not be eliminated by the Company without unreasonable effort or expense. Consequently, the Company's independent accountants have not yet completed the audit of the Company's financial statements for the period ended January 31, 1998 and are therefore unable to furnish the required opinion on such financial statements. For the foregoing reasons, the Company requires additional time to prepare its Annual Report on Form 10-K for the fiscal year ended January 31, 1998.

                                 ATTACHMENT IV

     It is anticipated that a significant change in results of operations from the previous fiscal year will be reflected by the earnings statement to be included in the Annual Report on Form 10-K for the fiscal year ended January 31, 1998. Although the results of operations of the Company's video stores for the fiscal year ended January 31, 1998 have not changed adversely from the prior fiscal year, the results of operations for the recent fiscal year will reflect the non-recurring writedown of the Company's film library in the amount of approximately $3,030,000 to reflect its fair value less cost to sell, and an increase in general and administrative expenses in the amount of approximately $894,000 attributable, in part, to professional services and other expenses in connection with the January 1997 merger of Company's predecessor with Prism Entertainment Corporation.